Marshall & Ilsley Corporation 770 North Water Street Milwaukee, WI 53202-3509 414 765-7700 micorp.com

April 23, 2008

VIA EDGAR

Mr. Donald Walker, Senior Assistant Chief Accountant

Ms. Brittany Ebbertt, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Marshall & Ilsley Corporation

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 29, 2008

File No. 001-33488

Dear Mr. Walker and Ms. Ebbertt:

On behalf of Marshall & Ilsley Corporation, this will confirm my telephone conversation with Ms. Ebbertt on Tuesday, April 22, 2008.  We will respond to the April 18, 2008 Comment Letter on or before May 16, 2008.  We need this additional time to respond due to the technical accounting nature of the comments received.

Please contact the undersigned at (414) 765-7809 if you have any questions.

Very truly yours,

/s/ Randall J. Erickson

Randall J. Erickson

RJE:mar

cc:  Gregory A. Smith